                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                             HCR/MANOR CARE, INC.
             ________________________________________
                               (Name of Issuer)

                                 Common Stock
                       ---------------------------------
                        (Title of Class of Securities)



                                  404134-10-8
                          ---------------------------
                                (CUSIP Number)



                       Patricia Bowditch  (301) 495-4400
           8737 Colesville Road, Suite 800, Silver Spring, MD  20910
      ___________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                April 19, 1999
       ----------------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 404134-10-8                       13D                    Page 2 of 4



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

       Stewart Bainum, Jr.
       S.S.#: ###-##-####

2  Check the Appropriate Box if a Member of a Group*
   (a)  (  )     (b)  (  )

3  SEC Use Only

4  Source of Funds
     00



5  Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
   2(C) or 2(E)    (  )


6  Citizenship or Place of Organization
   USA

Number of Shares Beneficially
   Owned by Each Reporting Person with:

   7  Sole Voting Power          2,154,896

   8  Shared Voting Power        7,005,373

   9  Sole Dispositive Power     2,162,628

   10 Shared Dispositive Power   7,005,373

11 Aggregate Amount Beneficially Owned by Each Reporting Person
   9,168,001

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13 Percent of Class Represented by Amount in Row (11)

    8.3%

14   Type of Reporting Person

     IN
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CUSIP No. 404134-10-8                  13D                        Page 3 of 4


Item 1.   Security and Issuer

          (a)  Name of Issuer:
               HCR/Manor Care, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               1 SeaGate
               Toledo, OH  43604
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background

          (a)  Name:
               Stewart Bainum, Jr.
          (b)  Business Address:
               8737 Colesville Road, Suite 800
               Silver Spring, MD  20910
          (c)  Present Principal Employment:
               Chairman of the Board,HCR/Manor Care, Inc.
               8737 Colesville Road, Suite 800
               Silver Spring, Maryland  20901
          (d)  Record of Convictions:
               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
               Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this 13D.

Item 4.   Purpose of Transaction

          1,990,896 shares were acquired by the Reporting Person in transactions which involve the liquidation of two family owned investment partnerships and the resulting distributions to the partners of the securities of the issuer owned by the partnerships. The Reporting Person continues to hold the shares for investment purposes. In addition, in Mr. Bainum, Jr.'s capacity as co-trustee of his sister, Roberta Bainum's, Irrevocable Trust he has shared voting authority over an additional 1,657,876 shares which were distributed from the same two partnerships. The Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of
          Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a)  Amount and percentage beneficially owned:
               Reporting Person:
               9,168,001 shares, including 1,990,896 shares held directly by the Stewart Bainum, Jr. Declaration of Trust ("SBJ Trust"), of which Mr. Bainum, Jr. is the sole trustee and beneficiary; and 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the SBJ Trust is a stockholder and shares voting authority. Also includes 3,972 shares in Bainum Associates, Limited Partnership and 3,760 shares in MC Investments Associates, Limited Partnership in both of which the SBJ Trust is Managing General Partner with the sole right to dispose of the shares. Authority to vote such shares is held by the Voting General Partner, B. Houston McCeney. Also includes 1,779,628 shares owned by Mid Pines Associates Limited Partnership in which the SBJ Trust is the Managing General Partner and has shared voting authority. Also includes 1,657,876 shares owned by the Roberta Bainum Irrevocable Trust in which Mr. Bainum, Jr. is a co-trustee and has shared voting authority.
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CUSIP No. 404134-10-8                  13D                     Page 4 of 4


               Also includes 164,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within sixty days.

          (b) Number of shares as to which such person has:

               (i) Sole Voting Power             2,154,896

               (ii) Shared Voting Power          7,005,373

               (iii) Sole Dispositive Power      2,162,628

               (iv) Shared Dispositive Power     7,005,373

          (c) A schedule of transactions effected in the last sixty days is as follows:
                            None

          (d)  Ownership of more than five percent on behalf of Another Person:

               To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

          (e)  Ownership of Less than Five Percent:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

Item 7.   Material to be Filed as Exhibits

          None


Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 28, 1999



                           /s/ Stewart Bainum, Jr.
                          -----------------------------------------
                          Stewart Bainum, Jr.